Exhibit 99.1

Noah Holdings Limited to Announce Second Quarter 2021 Financial Results on Tuesday, August 17, 2021

Earnings Conference Call to be held on Tuesday, August 17 at 8:00 p.m. (U.S. Eastern) / Wednesday, August 18, 2021 at 8:00 a.m. (Hong Kong)

SHANGHAI, August 4 -- Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced that it will release its unaudited financial results for the second quarter 2021 after the U.S. market closes on Tuesday, August 17, 2021. The earnings release will be available on the investor relations section of the Company's website at http://ir.noahgroup.com.

Following the earnings announcement, the Company's senior management will host a combined English and Chinese language conference call to discuss the Company's financial results and recent business activities. The conference call may be accessed with the following details:

Conference call details
Date/Time	Tuesday, August 17, 2021 at 8:00 p.m., U.S. Eastern Time Wednesday, August 18, 2021 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title	Noah Holdings 2Q21 Earnings Conference Call
Participant Password	7553238

A telephone replay will be available starting one hour after the end of the conference call until August 24, 2021 at +1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll). The replay access code is 10159207.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH, BBB-) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2021, Noah distributed RMB27.1 billion (US$4.1 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.1 billion (US$23.5 billion) as of March 31, 2021.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,246 relationship managers across 82 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada and Singapore. The Company’s wealth management business had 384,021 registered clients as of March 31, 2021. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies.

For more information, please visit Noah at ir.noahgroup.com.

Contacts:

Noah Holdings Limited
Sonia Han, Melo Xi, Ryan Teng
ir@noahgroup.com